Exhibit 4.11

EMPLOYMENT AGREEMENT

between

Tankers Services AS

and

Tom R. Kjeldsberg

EMPLOYMENT AGREEMENT

This employment agreement (the “Agreement”) has been made on this 19th day of March, 2007, by and between:

1.          Tankers Services AS, a company incorporated under the laws of Norway having its registered office at Haakon VII’s gt 1, Oslo, Norway (“Employer”), and

2.          Tom R. Kjeldsberg, an individual having his address in Suhmsgate 28, 0362 Oslo, Norway (“Executive”).

WHEREAS

A.         Employer desires to employ Executive as its Senior Vice President, Business Development; and

B.         Executive is willing to serve in the employ of Employer for the period and upon the other terms and conditions of this Agreement.

Now, therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

1.          Employment

1.1       Effectiveness

              This Agreement shall become effective on 19 March 2007.

1.2        Commencement

The Executive’s employment under this Agreement shall commence on 1 July 2007, or such earlier date as the parties shall agree, and shall remain until terminated by one of the parties.

1.3        Position

During the Term, Employer shall employ Executive, and Executive shall serve, as Senior Vice President, Business Development of the Employer reporting to the Chief Executive Officer (the “CEO”) of the Employer’s Parent Company, Double Hull Tankers Inc. (the “Parent Company”).

The Executive will be responsible for identifying, developing and executing corporate transactions and other strategic projects within the group’s strategy as defined by the Board of the Parent Company, and such other responsibilities as assigned by the CEO from time to time.

The Board may instruct Executive to accept appointments to the Boards of the Employer’s affiliated companies. Upon termination of employment, Executive shall simultaneously withdraw from such appointments.

1.4        Time and Effort

Executive shall serve Employer faithfully, loyally, honestly and to the best of Executive’s ability. Executive shall devote substantially all of Executive’s business time to the performance of Executive’s duties on behalf of Employer. During the Term, Executive shall not, directly or indirectly, engage in any employment or other activity that, in the sole discretion of the Board, is competitive with or adverse to the business, practice or affairs of Employer or any of its affiliates, whether or not such activity is pursued for profit or other advantage, or that would conflict or interfere with the rendition of Executive’s services or duties, provided that Executive may serve on civic or charitable boards or committees and serve as a non-employee member of a board of directors of a corporation as to which the Board has given its consent. Executive shall resign from or terminate all positions, relationships and activities that would be inconsistent with the foregoing.

Executive shall be employed full time with working hours as determined by Employer at any time. Executive is exempt from the ordinary rules concerning working hours in the Employment Act, cf. the Employment Act section 10-12, and shall work the amount of time necessary to fulfil the position satisfactory.

1.5        Location and Travel

Executive’s place of work shall be Employer’s offices at Oslo, Norway.
Executive acknowledges and agrees that his duties and responsibilities to Employer will require him to travel extensively and worldwide from time to time, including to the offices of the Parent Company in the Channel Islands.

2.          Compensation

2.1       Salary

As compensation for all services rendered by Executive to Employer and all its affiliates in any capacity and for all other obligations of Executive hereunder, Employer shall pay Executive a salary (“Salary”) during the Term at the annual rate of NOK 1,500,000, inclusive of compensation for overtime. The Salary is payable monthly to a bank account specified by Executive.

During the Term, Executive shall not be entitled to receive, and Employer shall have no obligation to provide any employee benefits (including health, welfare, disability, pension, retirement or death benefits), fringe benefits of perquisites, except as otherwise set forth herein or statutorily required by Norwegian law.

Executive is not entitled to separate compensation for the board positions performed in accordance with Clause 1.3 above unless agreed with the Board.

2.2        Equity Awards

The Executive is, at the discretion of the board of the Parent Company, eligible for equity awards under the Group Incentive Compensation Plan and will, subject to approval by the board of the Parent Company and pursuant to said incentive compensation plan receive, restricted shares of Parent Company’s common stock (“Restricted Stock”) having an aggregate grant-date value of NOK 750,000 (Initial Grants) which will vest pro-rata over three years each May. The Initial Grants and the other terms and conditions thereof will be evidenced by award agreements to be entered into by Executive and Parent Company whereas 1/3 of the Restricted Stock will vest on time basis and 2/3 will vest according to a hurdle based on total return to shareholders as further set out in the Group Incentive Compensation Plan. During the vesting period the Executive will be credited with an additional number of Restricted Stock representing those dividends which would have been paid on the award during the vesting period. These additional shares will also be transferred to the Executive on the vesting of the Restricted Stock to which they relate.

2.3        Cash Awards

The Executive may receive a discretionary cash bonus award which is determined annually by the Board on the recommendation of the Compensation Committee. The annual cash bonus award will range from 0 % to a maximum of 100 % of the annual salary. The target award shall be 50 % of the annual salary. The target award is subject to the achievement of the objectives of the agreed business and financial plan, as well as having performed the scope of the job responsibilities in a highly satisfactory manner. The Executive shall be eligible for a cash bonus for the calendar year 2007, irrespective of the fact that he will not have been employed for the full year.

2.4        Vacation

Executive is entitled to holiday and holiday allowances in accordance with the Act of 29. April 1988 No. 21 relating to holidays and Employer’s rules from time to time in force.

2.5        Business Expenses

Employer shall reimburse Executive for all necessary and reasonable “out-of-pocket” business expenses incurred by Executive in the performance of Executive’s duties hereunder, provided that Executive furnishes to Employer adequate records and other documentary evidence required to substantiate such expenditures and otherwise complies with any travel and expense reimbursement policy established by the Board from time to time.

2.6        Withholdings/deductions from salary etc.

Employer and its affiliates may withhold or deduct from any amounts payable under this Agreement such taxes, fees, contributions and other amounts as may be required to be withheld or deducted pursuant to any applicable law or regulation.

Deductions from salary, bonus and holiday allowance may be made only in so far as these are permitted by section 14-15 (2) of the Employment Act, hereunder in;

a.    amounts paid to Executive as advance on salary;

b.    incorrectly paid salary or holiday allowance;

c.    amounts received as advance on travel or business expenses;

d.    defaults on instalments and interest on loans agreed upon in writing granted by Employer to Executive;

e.    Executive’s outstanding debts to Employer at the date of the termination of employment, unless a specific repayment agreement has been entered into and adequate security provided.

3.          Termination

3.1       General

Upon termination of employment, Executive shall return to Employer all property in his possession, custody or control belonging to Employer, including but not limited to business cards, credit and charge cards, keys, security and computer passes, mobile telephones, personal computer equipment, original and copy documents or other media on which information is held in his possession relating to the business or affairs of the Employer.

3.2       Termination by Executive

If Executive terminates his employment with Employer for any reason, Executive shall provide written notice to Employer. The period of notice shall be three -3- months. The period of notice shall start to run on the first day of the calendar month immediately following the date upon which notice was given.

3.3       Termination by Employer

The notice period in case of termination by the Employer shall be three -3- months.

Executive shall have the right to compensation (without holiday pay) in accordance with the provisions mentioned below. The compensation is paid at the last day of employment if the Board decides that the Employee shall withdraw from his position, and there is no material breach of the terms of employment or there are no justifiable reasons for dismissal or discharge according to the provisions of the Employment Act. In the event that Executive’s employment with Employer is terminated, at any time and for any reason, Executive shall have no further rights to any compensation, payments or any other benefits under this Agreement or any other contract, plan, policy or arrangement with Employer or its affiliates, except as follow from Norwegian mandatory statutory requirements or as set forth in this Section 3.

The compensation in this Section 3 does not form the basis for holiday pay or pension benefits.

3.4        Accrued Rights

Upon the termination of Executive’s employment with Employer, whether by Employer or Executive, at any time and for any reason, Executive shall be entitled to receive (a) Salary earned through the effective date of termination that remains unpaid as of such date and (b) reimbursement of any unreimbursed business expenses incurred by Executive prior to the effective date of termination to the extent such expenses are reimbursable under Section 2.7 (all such amounts, the “Accrued Rights”).

3.5        Termination by Employer Other Than for Cause

a.          If (i) Employer elects to terminate Executive’s employment for any reason other than Cause (as defined below) Employer shall continue to pay Executive’s Salary for one -1- year from the effective date of Executive’s termination of employment, and in the event of a termination pursuant to clause (i), all equity-based compensation granted to Executive pursuant to Clause 2.3 shall immediately vest and become exercisable, subject to the other terms and conditions of such grants, provided that Employer shall not be obligated to commence any payment under this Section 3.5, and Executive shall not be entitled to any such acceleration, until such time as Executive has provided an irrevocable waiver and general release of claims, including under any applicable Norwegian labour legislation, in favour of Employer, its affiliates, and their respective directors, officers, employees, agents and representatives in form and substance acceptable to Employer; provided, further, that Employer shall be entitled to cease making, and Executive shall forfeit any entitlement to receive, such payments in the event that Executive breaches any of his obligations under Section 4.

b.         For purposes of this Agreement, the term “Cause” shall mean (i) Executive’s  failure to perform those duties that Executive is required or expected to perform pursuant to this Agreement including a failure to ensure that the Employer fulfils its obligations towards the Parent Company under the Service Agreement dated January 31, 2006 as subsequently amended (unless otherwise instructed by the board), (ii) Executive’s dishonesty or breach of any fiduciary duty to Employer in the performance of Executive’s duties hereunder, (iii) Executive’s conviction of, or a plea of guilty or nolo contendere to, a misdemeanor involving moral turpitude, fraud, dishonesty, theft, unethical business conduct or conduct that impairs the reputation of Employer or any of its affiliates or any felony (or the equivalent thereof in any jurisdiction), (iv) Executive’s gross negligence or wilful misconduct in connection with Executive’s duties hereunder or any act or omission that is injurious to the financial condition or business reputation of Employer or any of its affiliates or (v) Executive’s breach of the provisions of Section 4 of this Agreement.

3.6        Termination upon Death or Disability

a.          Executive’s employment with Employer shall terminate immediately upon Executive’s death or Disability (as defined below). In the event Executive’s employment terminates due to death or Disability, then Employer shall continue to pay Executive’s Salary through the first anniversary of the effective date of such termination of employment.

b.          For purposes of this Agreement, the term “Disability” shall mean the inability of Executive, due to illness, accident or any other physical or mental incapacity, to perform Executive’s duties in a normal manner for a period of 120 days (whether or not consecutive) in any twelve-month period during the Term. The Board shall determine, on the basis of the facts then available, whether and when the Disability of Executive has occurred. Such determination shall take into consideration the expert medical opinion of a physician mutually agreeable to Employer and Executive based upon such physician’s examination of Executive. Executive agrees to make himself available for such examination upon the reasonable request of Employer.

3.7        Change of Control

a.          In the event that Executive’s employment is terminated by Executive for Good Reason within six months following a Change of Control, Executive may at the Board’s sole discretion be awarded a cash compensation of 200% of the Executive’s annual base salary upon the effective date of Executive’s termination of employment, if the Board determines that the Executive has made a significant contribution to the transaction which has resulted in the Change of Control occurring.

             b.          For purposes of this Agreement, the term

            (i)           “Change of Control” shall mean the occurrence of any of the following events:

A.         the consummation of (1) a merger, consolidation, statutory share exchange or similar form of corporate transaction involving (x) Parent Company or (y) any entity in which Parent Company, directly or indirectly, possesses 50% or more of the total combined voting power of all classes of its stock, but in the case of this clause (y) only if Parent Company Voting Securities (as defined below) are issued or issuable in connection with such transaction (each of the transactions referred to in this clause (1) being hereinafter referred to as a “Reorganization”) or (2) the sale or other disposition of all or substantially all the assets of the Parent Company to an entity that is not an affiliate (a “Sale”) if such Reorganization or Sale requires the approval of Parent Company’s stockholders under the law of the Parent Company’s jurisdiction of organization (whether such approval is required for such Reorganization or Sale or for the issuance of securities of Employer in such Reorganization or Sale), unless, immediately following such Reorganization or Sale, (I) all or substantially all the individuals and entities who were the “beneficial owners” (as such term is defined in Rule 13d-3 under the Exchange Act (or a successor rule thereto)) of the Shares or other securities eligible to vote for the election of the Board (collectively, the “Parent Company Voting Securities”) outstanding immediately prior to the consummation of such Reorganization or Sale beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the entity resulting from such Reorganization or Sale (including, without limitation, an entity that as a result of such transaction owns Parent Company or all or substantially all the Parent Company’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) in substantially the same proportions as their ownership, immediately prior to the consummation of such Reorganization or Sale, of the outstanding Parent Company Voting Securities (excluding any outstanding voting securities of the Continuing Entity that such beneficial owners hold immediately following the consummation of the Reorganization or Sale as a result of their ownership prior to such consummation of voting securities of any entity involved in or forming part of such Reorganization or Sale other than Parent Company and its affiliates) and (II) no Person beneficially owns, directly or indirectly, 30% or more of the combined voting power of the then outstanding voting securities of the Continuing Entity immediately following the consummation of such Reorganization or Sale;

B.         the stockholders of Parent Company approve a plan of complete liquidation or dissolution of Parent Company; or

C.         any “person” or “group” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act, respectively) (other than Employer or an affiliate) becomes the beneficial owner, directly or indirectly, of securities of Parent Company representing 50% or more of the then outstanding Parent Company Voting Securities; provided that for purposes of this subparagraph (C), any acquisition directly from Parent Company shall not constitute a Change of Control; and

(ii)        “Good Reason” shall mean the occurrence of any of the following events or circumstances (without the prior written consent of Executive): (A) a material reduction of Executive’s authority or a material change in Executive’s functions, duties or responsibilities, (B) a reduction in Executive’s Salary, (C) a requirement that Executive report to anyone other than the CEO, (D) a requirement that Executive relocate his residence (it being understood that the requirements set forth in Section 1.5 do not constitute a requirement to relocate) or (E) a breach by Employer of any material obligation of Employer under this Agreement (which breach has not been cured within 30 days after written notice thereof is provided to Employer by Executive specifically identifying such breach in reasonable detail).

4.          Executive Covenants

4.1        Employer’s Interests

Executive acknowledges that Employer has expended substantial amounts of time, money and effort to develop business strategies, substantial customer and supplier relationships, goodwill, business and trade secrets, confidential information and intellectual property and to build an efficient organization and that Employer has a legitimate business interest and right in protecting those assets as well as any similar assets that Employer may develop or obtain following the Commencement Date. Executive acknowledges and agrees that the restrictions imposed upon Executive under this Agreement are reasonable and necessary for the protection of such assets and that the restrictions set forth in this Agreement will not prevent Executive from earning an adequate and reasonable livelihood and supporting his dependents without violating any provision of this Agreement. Executive further acknowledges that Employer would not have agreed to enter into this Agreement without Executive’s agreeing to enter into, and to honour the provisions and covenants of, this Section 4. Therefore, Executive agrees that, in consideration of Employer’s entering into this Agreement and Employer’s obligations hereunder and other good and valuable consideration, the receipt of which is hereby acknowledged by Executive, Executive shall be bound by, and agrees to honour and comply with, the provisions and covenants contained in this Section 4 following the Commencement Date.

4.2       Scope of Covenants

For purposes of this Section 4, the term “Employer” includes Employer’s affiliates, and its and their predecessors, successors and assigns.

4.3        Non-Disclosure of Confidential Information

a.       Executive acknowledges that, in the performance of his duties as an employee of Employer, Executive may be given access to Confidential Information (as defined below). Executive agrees that all Confidential Information has been, is and will be the sole property of Employer and/or the Parent Company and that Executive has no right, title or interest therein. Executive shall not, directly or indirectly, disclose or cause or permit to be disclosed to any person, or utilize or cause or permit to be utilized, by any person, any Confidential Information acquired pursuant to Executive’s employment with Employer (whether acquired prior to or subsequent to the execution of this Agreement or the Commencement Date) or otherwise, except that Executive may (i) utilize and disclose Confidential Information as required in the discharge of Executive’s duties as an employee of Employer in good faith, subject to any restriction, limitation or condition placed on such use or disclosure by Employer and/or the Parent Company, and (ii) disclose Confidential Information to the extent required by applicable law or as ordered by a court of competent jurisdiction.

b.       For purposes of this Agreement, “Confidential Information” shall mean trade secrets and confidential or proprietary information, knowledge or data that is or will be used, developed, obtained or owned by Employer, Parent Company or any of their affiliates relating to the business, operations, products or services of Employer, Parent Company or any such affiliate or of any customer, supplier, employee or independent contractor thereof, including products, services, fees, pricing, designs, marketing plans, strategies, analyses, forecasts, formulas, drawings, photographs, reports, records, computer software (whether or not owned by, or designed for, Employer, Parent Company or any of their affiliates), operating systems, applications, program listings, flow charts, manuals, documentation, data, databases, specifications, technology, inventions, developments, methods, improvements, techniques, devices, products, know-how, processes, financial data, customer or supplier lists, contact persons, cost information, regulatory matters, employee information, accounting and business methods, trade secrets, copyrightable works and information with respect to any supplier, customer, employee or independent contractor of Employer, Parent Company or any of their affiliates in each case whether patentable or unpatentable, whether or not reduced to writing or other tangible medium of expression and whether or not reduced to practice, and all similar and related information in any form; provided, however, that Confidential Information shall not include information that is generally known to the public other than as a result of disclosure by Executive in breach of this Agreement or in breach of any similar covenant made by Executive or any other duty of confidentiality.

4.4        Non-Disparagement

After the date hereof, Executive shall not, whether in writing or orally, criticize or disparage Employer, the Parent Company or any of their affiliates, their businesses or any of their customers, clients, suppliers or vendors or any of their current or former, stockholders, directors, officers, employees, agents or representatives or any affiliates, directors, officers or employees of any of the foregoing, provided that Executive may provide critical assessments of Employer to Employer during the Term.

4.5        Non-Competition

a.         For the Restricted Period (as defined below) and subject to any limitations set by Norwegian law, Executive shall not directly or indirectly, without the prior written consent of the Board:

(i)      engage in any activity or business, or establish any new business, in any location that is involved with the voyage, chartering or time chartering of crude oil tankers, including assisting any person in any way to do, or attempt to do, any of the foregoing;

(ii)        solicit any person that is a customer or client (or prospective customer or client) of Employer, Parent Company or any of their affiliates to purchase any goods or services of the type sold by Employer, Parent Company or any of their affiliates from any person other than Employer, Parent Company or any of their affiliates or to reduce or refrain from doing (or otherwise change the terms or conditions of) any business with Employer, Parent Company or any of their affiliates, (B) interfere with or damage (or attempt to interfere with or damage) any relationship between Employer, Parent Company or any of their affiliates and their respective employees, customers, clients, vendors or suppliers (or any person that Employer, Parent Company or any of their affiliates have approached or have made significant plans to approach as a prospective employee, customer, client, vendor or supplier) or any governmental authority or any agent or representative thereof or (C) assist any person in any way to do, or attempt to do, any of the foregoing; or

(iii)       form, or acquire a two (2%) percent or greater equity ownership, voting or profit participation interest in, any Competitor.

b.       For purposes of this Agreement, the term “Restricted Period” shall mean a period commencing on [x] April 2007 and terminating one year from the date Executive ceases to be an employee of Employer for any reason. The Restricted Period shall be tolled during (and shall be deemed automatically extended by) any period in which Executive is in violation of this Section 4.5.

c.       For purposes of this Agreement, the term “Competitor” means any person that engages in any activity, or owns or controls a significant interest in any person that engages in any activity, in the voyage, chartering and time chartering of crude oil tankers; provided that a Competitor shall not include any person who the Board has deemed, through its prior written approval, not to be a Competitor.

4.6        Records

All memoranda, books, records, documents, papers, plans, information, letters, computer software and hardware, electronic records and other data relating to Confidential Information, whether prepared by Executive or otherwise, in Executive’s possession shall be and remain the exclusive property of Employer and/or the Parent Company, and Executive shall not directly or indirectly assert any interest or property rights therein. Upon termination of employment with Employer for any reason, and upon the request of Employer at any time, Executive will immediately deliver to Employer all such memoranda, books, records, documents, papers, plans, information, letters, computer software and hardware, electronic records and other data, and all copies thereof or therefrom, and Executive will not retain, or cause or permit to be retained, any copies or other embodiments of such materials.

4.7        Executive Representations and Warranties

Executive represents and warrants to Employer that the execution and delivery of this Agreement by Executive and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, or conflict with the terms of any contract, agreement, arrangement, policy or understanding to which Executive is a party or otherwise bound.

4.8       Cooperation

Following the termination of Executive’s employment, Executive shall provide reasonable assistance to and cooperation with Employer in connection with any suit, action or proceeding (or any appeal therefrom) relating to acts or omissions that occurred during the period of Executive’s employment with Employer. Employer shall reimburse Executive for any reasonable expenses incurred by Executive in connection with the provision of such assistance and cooperation.

5.          Miscellaneous

5.1       Assignment

This Agreement is personal to Executive and shall not be assignable by Executive. The parties agree that any attempt by Executive to delegate Executive’s duties hereunder shall be null and void. Employer may assign this Agreement and its rights and obligations thereunder, in whole or in part, to any person that is an affiliate, or a successor in interest to substantially all the business or assets, of Employer or Parent Company. Upon such assignment, the rights and obligations of Employer hereunder shall become the rights and obligations of such affiliate or successor person, and Executive agrees that Employer shall be released and novated from any and all further liability hereunder. For purposes of this Agreement, the term “Employer” shall mean Employer as hereinbefore defined in the recitals to this Agreement and any permitted assignee to which this Agreement is assigned.

5.2       Successors

This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of Employer and the personal and legal representatives, executors, administrators, successors, distributees, devisees and legatees of Executive. Executive acknowledges and agrees that all Executive’s covenants and obligations to Employer, as well as the rights of Employer under this Agreement, shall run in favor of and will be enforceable by Employer, its affiliates and their successors and permitted assigns.

5.3        Entire Agreement

This Agreement contains the entire understanding of Executive, on the one hand, and Employer on the other hand, with respect to the subject matter hereof, and all oral or written agreements or representations, express or implied, with respect to the subject matter hereof are set forth in this Agreement.

5.4        Amendment

This Agreement may not be altered, modified or amended except by written instrument signed by the parties hereto.

5.5        Notice

All notices, requests, demands and other communications required or permitted to be given under the terms of this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier, return receipt requested, postage prepaid, addressed to the other party as set forth below:

If to Employer:	Tankers Services AS P.O. Box 2039 Vika, 0125 Oslo, Norway. Attn: Board of Directors
If to Executive:	Tom R Kjeldsberg Suhms Gate 28 0362 Oslo, Norway

              The parties may change the address to which notices under this Agreement shall be sent by providing written notice to the other in the manner specified above.

5.6        Governing Law; Jurisdiction;

This Agreement shall be governed by and construed in accordance with the laws of Norway, and both Employer and Executive submit to the exclusive jurisdiction of the Oslo District Court in all matters arising out of or in connection with this Agreement.

5.7        Severability

If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition shall, as to such jurisdiction, be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision shall, as to such jurisdiction, be deemed to be excised from this Agreement and any such invalidity, illegality or unenforceability with respect to such provision shall not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5.8       Survival

Subject to Section 1.1 the rights and obligations of Employer and Executive under the provisions of this Agreement, including Section 4 and 5 of this Agreement, shall survive and remain binding and enforceable, notwithstanding any termination of Executive’s employment with Employer for any reason, to the extent necessary to preserve the intended benefits of such provisions.

5.9        No Waiver

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

5.10     Counterparts

This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

5.11     Construction

a.       The headings in this Agreement are for convenience only, are not a part of this Agreement and shall not affect the construction of the provisions of this Agreement.

b.       For purposes of this Agreement, the words “include” and “including”, and variations thereof, shall not be deemed to be terms of limitation but rather will be deemed to be followed by the words “without limitation”.

c.       For purposes of this Agreement, the term “person” means any individual, partnership, company, corporation or other entity of any kind.

d.       For purposes of this Agreement, the term “affiliate”, with respect to any person, means any other person that controls, is controlled by or is under common control with such person.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

TANKERS SERVICES AS

by

           /s/ Ole Jacob Diesen
           Name: Ole Jacob Diesen
           Title: Chairman

by

           /s/ Eirik Ubøe
           Name: Eirik Ubøe
           Title: Chief Executive Officer

Tom R. Kjeldsberg

           /s/ Tom R. Kjeldsberg